Exhibit 99.7

THIS AMENDMENT TO MASTER TRANSACTION AGREEMENT (this “Amendment”), dated as of August 30, 2016, amends the Master Transaction Agreement (the “Master Transaction Agreement”), dated as of October 6, 2008, as amended on December 5, 2008, among Advanced Micro Devices, Inc., a Delaware corporation (“Discovery”), Mubadala Technology Investments LLC, as successor in interest to Advanced Technology Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of the Emirate of Abu Dhabi (“Oyster”), and West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Pearl”), acting through its general partner, West Coast Hitech G.P., Ltd., a corporation organized under the laws of the Cayman Islands. Capitalized terms used but not defined herein shall have the meanings assigned to such terms of the Master Transaction Agreement.

WHEREAS, the Parties hereto desire to amend the Master Transaction Agreement in accordance with Section 14.06 of the Master Transaction Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties hereto hereby agree as follows:

Section 1. Amendments to Terms of the Master Transaction Agreement.

(a)  Section 9.01 of the Master Transaction Agreement is hereby amended by adding the below sentence to the end of Section 9.01:

For so long as Pearl or any of its affiliates owns any portion the warrant dated August 30, 2016 issued by Discovery, any shares issuable upon the exercise of such portion of such warrant shall be treated as beneficially owned by Pearl for purpose of this Section 9.01.

(b)  Section 9.06 of the Master Transaction Agreement is hereby amended and restated in its entirety to read as follows:

From and after the Closing Date, until such time as Pearl (together with any Permitted Transferees to whom Pearl has transferred beneficial ownership of Discovery Common Stock) shall beneficially own (within the meaning of the Exchange Act), in the aggregate, less than ten percent (10%) of the Discovery Common Stock then outstanding, regardless of whether Pearl is an “affiliate” of Discovery (as defined in Rule 144(a)(1), promulgated by the SEC under the Securities Act), Pearl and such Permitted Transferees may only resell shares of Discovery Common Stock owned prior to the date hereof, which for the avoidance of doubt, shall not include shares acquired after the date hereof pursuant to the exercise of warrants (i) in connection with a bona fide pledge or other hypothecation or transfer in connection with a financing transaction secured by a pledge of Pearl’s Discovery Common Stock, (ii) by means of an underwritten public offering pursuant to an effective registration statement under the Securities Act, (iii) pursuant to Rule 144 or (iv) in a private sale pursuant to a so-called 4(1 ½) transaction under the Securities Act; provided, however, that in no event shall any such resales exceed 40,569,706 shares of Discovery Common Stock in the aggregate to any one party and its affiliates and provided further that in no event shall any such resales be to a party set forth on Exhibit A hereto.  Notwithstanding the foregoing, Pearl or its Permitted Transferees may sell or transfer, including transfer by operation of law, shares of Discovery Common Stock to any Permitted Transferee.  Pearl shall provide Discovery with notice of such sale or transfer, and upon such sale or transfer, any such Permitted Transferee shall be bound by the provisions of this Section 9.06 and shall provide a written agreement or undertaking to such effect, in form and substance reasonably satisfactory to Discovery.

Section 2. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 4. Effect of this Amendment to Master Transaction Agreement. From and after the execution of a counterpart hereof by the Parties hereto, any reference to the Master Transaction Agreement shall be deemed to be a reference to the Master Transaction Agreement as amended hereby. Except as expressly amended hereby, the terms and conditions of the Master Transaction Agreement shall remain unchanged and in full force and effect.

Section 5. Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to principles of the conflict of laws.

IN WITNESS WHEREOF, the Parties have caused this Amendment to Master Transaction Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADVANCED MICRO DEVICES, INC.

By:	/s/ Devinder Kumar
Name:	/s/ Devinder Kumar
Title:	Senior Vice President, Chief Financial Officer and Treasurer

MUBADALA TECHNOLOGY INVESTMENTS LLC, as successor in interest to Advanced Technology Investment Company LLC

By:	/s/ Samak L. Azar
Name:	Samak L. Azar
Title:	Authorized Signatory

WEST COAST HITECH L.P.

By:	West Coast Hitech G.P., Ltd., its general partner

By:	/s/ Shahzad Khan
Name:	Shahzad Khan
Title:	Authorized Signatory